Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ABPRO CORPORATION

Abpro Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

A. The name of the Corporation is Abpro Corporation. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 18, 2004 under the name IE Lab, Inc. and was Amended and Restated on May 22, 2007, August 9, 2007, April 21, 2008, May 13, 2008, September 12, 2008, August 11, 2015, March 11, 2016, and March 15, 2017.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Abpro Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation, on December 26, 2017.

/s/ Ian Chan
Ian Chan, Chief Executive Officer

1.

EXHIBIT A

ARTICLE I

The name of the Corporation is Abpro Corporation.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”).

ARTICLE III

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV

The total number of shares of stock. that the Corporation shall have authority to issue is 58,833,276, consisting of 50,000,000 shares of common stock, $0.001 par value per share (“Common Stock”), and 8,833,276 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”), 2,777,777 shares of which shall be designated Series D Preferred Stock, 3,521,127 shares of which shall be designated Series C Preferred Stock, 2,500,000 shares of which shall be designated Series B Preferred Stock, and 34,372 shares of which shall be designated Series A Preferred Stock.

ARTICLE V

The terms and provisions of the Common Stock, and the terms and provisions and the rights, powers (including voting powers) and preferences (and the qualifications, limitations and restrictions thereof) of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock are as follows:

1. Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a) “Conversion Price” shall mean $0.6751 per share for the Series A Preferred Stock, $2.08 per share for the Series B Preferred Stock, $5.68 per share for the Series C Preferred Stock, and $10.80 per share for the Series D Preferred Stock (in each case subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) “Convertible Securities” shall mean any evidences of indebtedness, shares, Options, rights, warrants or other debt or equity securities convertible into or exercisable or exchangeable for shares of Common Stock or for shares, rights, warrants or other debt or equity securities convertible into or exercisable or exchangeable for shares of Common Stock.

2.

(c) “Corporation” shall mean Abpro Corporation, a Delaware corporation.

(d) “Distribution” shall mean (x) the direct or indirect transfer, distribution or disposition of cash, shares of capital stock, property or assets to its stockholders without consideration whether by way of dividend, distribution or otherwise, other than dividends on Common Stock payable in shares of Common Stock, or (y) the purchase or redemption of shares of capital stock of the Corporation by the Corporation or its subsidiaries for cash, shares of capital stock, property or assets other than: (i) repurchases of Common Stock issued to employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements adopted under an equity incentive or award plan adopted by the Board of Directors providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements approved by the Board of Directors providing for such right, and (iii) any other repurchase or redemption of shares of capital stock of the Corporation that is approved by (in addition to any other vote or consent required by this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of a majority in voting power of the outstanding Common Stock and Preferred Stock of the Corporation, each voting as a separate class.

(e) “Founders” shall mean Ian Chan, Eugene Chan and Upmarket Group Limited.

(f) “Liquidation Preference” shall mean $67.51 per share for the Series A Preferred Stock, $2.08 per share for the Series B Preferred Stock, $5.68 per share for the Series C Preferred Stock, and $10.80 per share for the Series D Preferred Stock (in each case subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h) “Original Issue Price” shall mean $67.51 per share for the Series A Preferred Stock, $2.08 per share for the Series B Preferred Stock, $5.68 per share for the Series C Preferred Stock, and $10.80 per share of the Series D Preferred Stock (in each case subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i) “Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(j) “Right of First Refusal Agreement” shall mean the Second Amended and Restated Right of First Refusal, Co-Sale and Voting Agreement dated on or about March 15, 2017, as amended from time to time, among the Corporation and certain of its stockholders.

(k) “Series B Designee” shall have the meaning set forth in ARTICLE V, Section 6.

(l) “Series C Designee” shall have the meaning set forth in ARTICLE V, Section 6.

3.

(m) “Series D Designee” shall have the meaning set forth in ARTICLE V, Section 6.

(n) “Series A Preferred Stock Purchase Agreement” shall mean the Series A Preferred Stock Purchase Agreement dated on or about August 9, 2007, as amended from time to time, among the Corporation and certain of its stockholders.

(o) “Series B Preferred Stock Subscription Agreement” shall mean the Series B Preferred Stock Subscription Agreement among the Corporation and certain of its stockholders.

(p) “Series C Preferred Stock Subscription Agreement” shall mean the Series C Preferred Stock Subscription Agreement among the Corporation and certain of its stockholders.

(q) “Series D Preferred Stock Subscription Agreement” shall mean the Series D Preferred Stock Subscription Agreement among the Corporation and certain of its stockholders.

2. Dividends.

(a) Participating Dividends. Dividends may be paid on the Preferred Stock and Common Stock when, as and if declared by the Board of Directors. The holders of shares of Preferred Stock shall be entitled to participate in any such dividends declared and paid or made on shares of Common Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock, as the case may be, at the then effective conversion rate.

(b) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in shares of capital stock, property or assets other than cash, the value of such Distribution shall be deemed to be the fair market value of such shares, property or assets as reasonably determined in good faith by the Board of Directors.

3. Liquidation Rights.

(a) Series D Preferred Stock Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation or other Liquidation Event, either voluntary or involuntary, the holders of the Series D Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock or any other series of Preferred Stock, an amount per share for each share of Series D Preferred Stock held by them equal to the sum of (i) the Liquidation Preference applicable to such shares, and (ii) all declared but unpaid dividends (if any) on such share of Series D Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation or other Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series D Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series D Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

4.

(b) Series C Preferred Stock Liquidation Preference. After the payment or setting aside for payment to the holders of Series D Preferred Stock of the full amount specified in Section 3(a) above, in the event of any liquidation, dissolution or winding up of the Corporation or other Liquidation Event, either voluntary or involuntary, the holders of the Series C Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, Series A Preferred Stock and Series B Preferred Stock, an amount per share for each share of Series C Preferred Stock held by them equal to the sum of (i) the Liquidation Preference applicable to such shares, and (ii) all declared but unpaid dividends (if any) on such share of Series C Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation or other Liquidation Event, and after any distributions made pursuant to Section 3(a) above, the assets of the Corporation legally available for distribution to the holders of the Series C Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(b), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series C Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(b).

(c) Series A and Series B Liquidation Preference. After the payment or setting aside for payment to the holders of Series C Preferred Stock and Series D Preferred Stock of the full amounts specified in Sections 3(a) and 3(b) above, in the event of any liquidation, dissolution or winding up of the Corporation or other Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders·of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock or Series B Preferred Stock, as the case may be, held by them equal to the sum of (i) the Liquidation Preference for such share, and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock or Series B Preferred Stock,, as the case may be. If upon the liquidation, dissolution or winding up of the Corporation or other Liquidation Event, and after any distributions made pursuant to Sections 3(a) and 3(b) above, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock or the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(c), then the remaining assets of the Corporation legally available forc1istribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock and the Series B Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(c).

(d) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Sections 3(a), 3(b) and 3(c) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(e) Reorganization. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation, but excluding any bona fide sale of stock by the Corporation solely for

5.

capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or, if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease, transfer, exchange, exclusive license or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a “Liquidation Event”). The treatment of any transaction or series of related transactions as a Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived by the affirmative vote or consent of the holders of at least a majority in voting power of (x) the outstanding Preferred Stock (voting together as a single class and on an as converted basis).

(f) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution or winding up of the Corporation or other Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined reasonably and in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this Section 3(d), “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

6.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the applicable Original Issue Price by the applicable Conversion Price. (The number of shares of Common Stock into which each share of Preferred Stock may be converted is hereinafter referred to as the “Conversion Rate.”) Upon any decrease or increase in the Conversion Price for the Preferred Stock, as described in this Section 4, the Conversion Rate shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering on an internationally recognized stock exchange pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Corporation’s Common Stock, provided that the net proceeds to the Corporation are not less than $30,000,000 (the “IPO”) or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of at least a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests.

Each share of Series B Preferred Stock shall automatically be converted into fully-paid, nonassessable shares of Common Stock at the then effective Conversion Rate for such share (x) immediately prior to the closing of the IPO, or (y) upon the receipt by the Corporation of a written request for such conversion from the holders of at least a majority of the Series B Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests.

Each share of Series C Preferred Stock shall automatically be converted into fully-paid, nonassessable shares of Common Stock at the then effective Conversion Rate for such share (aa) immediately prior to the closing of the IPO, or (bb) upon the receipt by the Corporation of a written request for such conversion from the holders of at least a majority of the Series C Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests.

Each share of Series D Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (xx) immediately prior to the closing of the IPO, or (yy) upon the receipt by the Corporation of a written request for such conversion from the holders of at least a majority of the Series D Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i), (ii), (x), (y), (aa), (bb), (xx) or (yy) of this Section 4(b) are referred to herein as an “Automatic Conversion Event”).

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined in good faith by the Board of

7.

Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock, as applicable, shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates and, in such case, the certificates representing the shares of Preferred Stock that have been converted pursuant to such Automatic Conversion Event shall be deemed to represent the number of shares of Common Stock into which such shares were so converted until such certificate shall be surrendered to the Corporation for exchange. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid, and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

8.

(d) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this Section 4(d), “Additional Shares of Common” shall mean all shares of Common Stock issued by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock issued upon conversion of any shares of Preferred Stock;

(2) up to 2,250,000 shares of Common Stock (subject to adjustments for Recapitalizations with respect to the Common Stock) issued or issuable to officers, directors and employees of, or consultants to, the Corporation pursuant to stock grants, option plans, purchase plans or other employee stock incentive programs or arrangements approved by the Board of Directors (including Series B Designee, Series C Designee and Series D Designee), or upon exercise of Options or Convertible Securities granted to such parties pursuant to any such plan or arrangement;

(3) shares of Common Stock actually issued upon the exercise of any Options outstanding on the date of this Amended and Restated Certificate of Incorporation or approved pursuant to a plan or arrangement adopted by the Board (including the Series B Designee, Series C Designee and Series D Designee) or shares of Common Stock actually issued upon the conversion of (a) any Convertible Securities outstanding on the date of this Amended and Restated Certificate of Incorporation or (b) any warrants or other Convertible Securities issued to the holders of Preferred Stock; provided, in each case, that such issuance is pursuant to the terms of such Option or Convertible Security;

(4) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to Section 4(e), 4(f) or 4(g) hereof; and

(5) shares of Common Stock issued in a registered public offering under the Securities Act.

(ii) No Adjustment of Conversion Price. No adjustment in the Conversion Price of the Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority in voting power of the then outstanding Preferred Stock, voting as a single class on an as converted basis, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common Stock without consideration or for a consideration per share less than the Conversion Price in effect on the date of and immediately prior to such issue, then, the Conversion Price shall be reduced, concurrently with such issue, to a price ( calculated to the nearest cent) determined in accordance with the following formula (“Antidilution Adjustment”):

9.

CP2 = CP1 * (A+ B) +(A+ C).

For purposes of the foregoing formula, the following definitions shall apply:

(a) “CP2” shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) “CP1” shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) “A” shall mean the number of. shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) “B” shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) “C” shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. Notwithstanding the foregoing, if a future series of preferred stock is entitled to an Antidilution Adjustment that is calculated by reducing, concurrent with such issuance, the Conversion Price then in effect to the price per share at which such Additional Shares of Common Stock are issued (the “Full Ratchet Adjustment”), then the Preferred Stock will also be entitled to the same Full Ratchet Adjustment for so long as the Full Ratchet Adjustment is made available to such other series of preferred stock, and this Article V(4)(d)(iii) shall be amended to reflect such right accordingly.

10.

(iv) Determination of Consideration. For purposes of this Section 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as reasonably determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(e) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of preferred stock, the Dividend Rate, Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of preferred stock, the Dividend Rate, Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Reclassification. Exchange and Substitution. Subject to Section 3 above, if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock that the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock that a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

11.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such Preferred Stock.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of at least a majority of the outstanding shares of such series, voting as a separate series, before the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(j) Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, shares of capital stock, property or assets, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its outstanding Common Stock involving a change in the Common Stock or the number of shares of outstanding Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the Corporation or Liquidation Event pursuant to Section 3(e);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least 10 days prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

12.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the affirmative vote or consent of the holders of at least a majority in voting power of the outstanding Preferred Stock, voting together as a single class on an as converted basis.

(k) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote as a single class on all matters submitted to a vote of stockholders, and not as separate classes.

(b) No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c) Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with applicable law and the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d) Common Stock. Each holder of Common Stock, as such, shall have one vote in respect of each share of Common Stock held by such stockholder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation (including written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the Delaware General Corporation Law. Irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding and required to be reserved for issuance upon conversion or exchange of, or acquisition of rights to acquire, any outstanding shares of capital stock, and rights to purchase, acquire or subscribe for shares of capital stock, including options, warrants and other

13.

Common Stock equivalents) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of all classes and series entitled to vote thereon, voting together as a single class.

6. Election of Directors. The total number of directors constituting the Board of Directors shall be up to nine (9) directors. So long as any shares of Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director of the Corporation (the “Series B Designee”). So long as any shares of Series C Preferred Stock remain outstanding, the holders of Series C Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director of the Corporation (the “Series C Designee”). So long as any shares of Series D Preferred Stock remain outstanding, the holders of Series D Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director of the Corporation (the “Series D Designee”). So long as the Founders continue to own any shares of capital stock, the Founders shall be entitled to elect three (3) directors. Any additional members of the Corporation’s Board of Directors shall be appointed by a majority of the members of the Board then in office and shall be independent directors.

7. Redemption of Series A Preferred Stock.

(a) Subject to other provisions in this Amended and Restated Certificate of Incorporation, at any time after January 1, 2019, and at the election of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, this Corporation shall redeem, out of funds legally available therefor, all (but not less than all) of Series A Preferred Stock elected by the outstanding shares of Series A Preferred Stock which have not been converted into Common Stock pursuant to Section 4 hereof, in three (3) equal annual installments ( each a “Series A Redemption Date”). The Corporation shall redeem the shares of Series A Preferred Stock by paying in cash an amount per share equal to the Original Issue Price for such Series A Preferred Stock, plus an amount equal to all declared and unpaid dividends thereon (the “Series A Redemption Price”). The number of shares of Series A Preferred Stock that the Corporation shall be required under this Section 7 to redeem on any one (1) Series A Redemption Date shall be equal to the amount determined by dividing: (a) the aggregate number of shares of Series A Preferred Stock outstanding immediately prior to the Series A Redemption Date by (b) the number of remaining Series A Redemption Dates (including the Series A Redemption Date to which such calculation applies). If the funds legally available for redemption of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full respective Series A Redemption Prices, the Corporation shall effect such redemption pro rata among the holders of the Series A Preferred Stock so that each holder of Preferred Stock shall receive a redemption payment equal to a fraction of the aggregate amount available for redemption, the numerator of which is the number of shares of Series A Preferred Stock held by such holder with each number multiplied by the Series A Redemption Price of each share of Series A Preferred Stock held by such holder, and the denominator of which is the number of shares of Preferred Stock outstanding multiplied by the Series A Redemption Price of each such outstanding share of Series A Preferred Stock.

14.

(b) Any redemption effected pursuant to Section 7(a) shall be made on a pro rata basis among the holders of the Series A Preferred Stock in proportion to the shares of Series A Preferred Stock then held by them.

(c) At least fifteen (15), but no more than thirty (30) days prior to each Series A Redemption Date, written notice shall be mailed, first class postage prepaid, to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the Series A Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Series A Redemption Date, the Series A Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the holder’s certificate or certificates representing the shares to be redeemed (the “Series A Redemption Notice”). Except as provided herein, on or after the Series A Redemption Date each holder of Series A Preferred Stock to be redeemed shall surrender to this Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Series A Redemption Notice, and thereupon the Series A Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(d) From and after the applicable Series A Redemption Date, unless there shall have been a default in payment of the Series A Redemption Price, all rights of the holders of shares of Series A Preferred Stock designated for redemption in the Series A Redemption Notice as holders of Series A Preferred Stock (except the right to receive the Series A Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to the shares designated for redemption on such date, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on any Series A Redemption Date are insufficient to redeem the total number of shares of Series A Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of Series A Preferred Stock. The shares of Series A Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Series A Preferred Stock such funds will immediately be used to redeem the balance of the shares which the Corporation has become obliged to redeem on any Series A Redemption Date, but which it has not redeemed.

(e) On or prior to each Series A Redemption Date, the Corporation may deposit the Series A Redemption Price of all shares of Series A Preferred Stock designated for redemption in the Series A Redemption Notice and not yet redeemed with a bank or trust corporation having aggregate capital and surplus in excess of $100,000,000, as a trust fund for the benefit of the respective holders of the shares designated for redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust corporation to pay the Series A Redemption Price for such shares to their respective holders on or after the Series A Redemption Date upon receipt of

15.

notification from the Corporation that such holder has surrendered a share certificate to the Corporation pursuant to Section 7(c) above. As of the Series A Redemption Date, the deposit shall constitute full payment of the shares to their holders, and from and after the Series A Redemption Date the shares so called for redemption shall be redeemed and shall be deemed to be no longer outstanding, and the holders thereof shall cease to be stockholders with respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust corporation payment of the Series A Redemption Price of the shares, without interest, upon surrender of their certificates therefor. Such instructions shall also provide that any moneys deposited by the Corporation pursuant to this Section 7(e) for the redemption of shares thereafter converted into shares of the Corporation’s Common Stock pursuant to Section 4 hereof prior to the Series A Redemption Date shall be returned to the Corporation forthwith upon such conversion. The balance of any moneys deposited by the Corporation pursuant to this Section 7(e) remaining unclaimed at the expiration of two (2) years following the Series A Redemption Date shall thereafter be returned to the Corporation upon its request expressed in a resolution of its Board of Directors.

8. Redeemed, Converted or Acquired Shares. Any shares of Preferred Stock that are redeemed, converted into Common Stock or otherwise repurchased or acquired by the Corporation shall be automatically and immediately cancelled and retired and shall not be reissued by the Corporation.

9. Protective Provisions.

(a) As long as any shares of Preferred Stock shall be issued and outstanding, the Corporation shall not (whether by amendment to this Amended and Restated Certificate of Incorporation or by merger, consolidation or otherwise and whether directly or indirectly, including by any action taken by or through any subsidiary of the Corporation), without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority in voting power of the of the outstanding shares of the Preferred Stock, voting together as a single class:

(i)	authorize, approve, commit to enter into, enter into or consummate any Liquidation Event;

(ii)	pay or make, or authorize the payment or making of, any Distribution with respect to the Common Stock of the Corporation prior to payment to the Preferred Stock, or redeem or repurchase any shares of capital stock of the Corporation, in each case other than (1) redemptions of shares of Series A Preferred Stock as set forth in Section 7 above; (2) repurchases of shares from employees upon termination of their services pursuant to agreements approved under a plan or arrangement adopted by the Board of Directors, or (3) as otherwise approved the Board of Directors (including the Series B Designee, the Series C Designee and the Series D Designee );

(iii)	amend, alter or repeal, whether by merger, consolidation or otherwise, any provision of the Certificate of Incorporation or the Bylaws of the Corporation;

16.

(iv)	increase the authorized number of shares of Series A Preferred Stock or issue any additional shares of Series A Preferred Stock or securities convertible into Series A Preferred Stock;

(v)	increase the authorized number of shares of Series B Preferred Stock or issue any additional shares of Series B Preferred Stock or securities convertible into Series B Preferred Stock;

(vi)	increase the authorized number of shares of Series C Preferred Stock or issue any additional shares of Series C Preferred Stock or securities convertible into Series C Preferred Stock;

(vii)	increase the authorized number of shares of Series D Preferred Stock or issue any additional shares of Series D Preferred Stock or securities convertible into Series D Preferred Stock, except pursuant to the Series D Preferred Stock Subscription Agreements;

(viii)	increase or decrease the size of the Board of Directors, except as otherwise permitted in the Right of First Refusal Agreement;

(ix)	create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, other than Ahmed Corporation, a Delaware Corporation, or sell, transfer or otherwise disease of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; and

(x)	create or authorize the creation of any debt security of the Corporation or any subsidiary if the Corporation’s aggregate indebtedness would exceed $1,000,000, unless otherwise approved the Board of Directors of the Corporation (including the Series B Designee, the Series C Designee, and the Series D Designee ).

(b) The Corporation will not, whether by amendment to this Amended and Restated Certificate of Incorporation, merger, consolidation or otherwise, and whether directly or indirectly by or through any subsidiary, take or authorize the taking of the following actions without the approval of the Board of Directors, which approval must include the affirmative vote of the Series B Designee, the Series C Designee, and the Series D Designee; provided that, if there is no Series B Designee, Series C Designee or Series D Designee then in office, the following actions shall require the approval of the holders of a majority of the outstanding shares of Series A Preferred Stock, at least thirty percent (30%) of the outstanding shares of Series B Preferred Stock, a majority of the outstanding shares of Series C Preferred Stock, or a majority of the outstanding shares of Series D Preferred Stock as the case may be, voting as a separate series:

17.

(i)	make any loan or advance to, or own any stock or securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Corporation;

(ii)	make any loan or advance to a related party, including any employee, officer or director of the Corporation or of any subsidiary of the Corporation, except advancements of expenses required by this Amended and Restated Certificate of Incorporation or the Bylaws, advances in the ordinary course of business, or under the terms of an employee stock or option plan approved by the Board of Directors;

(iii)	guarantee any indebtedness except for trade accounts of the Corporation or any subsidiary arising in the ordinary course of business;

(iv)	make any investment other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank having a net worth in excess of $100,000,000 or obligations issued or guaranteed by the United States of America, in each case having a maturity not in excess of two years;

(v)	enter into or be a party to any transaction with any director, officer or employee of the Corporation or any subsidiary of the Corporation or any “associate” (as defined, in Rule 12b-2 promulgated under the Exchange Act) of any such Person except transactions made in the ordinary course of business and pursuant to reasonable requirements of the Corporation’s business and upon fair and reasonable terms that are approved by a majority of the Board of Directors;

(vi)	involuntarily terminate the employment or services of Eugene Chan, Ian Chan or Wai-kwan Benjamin Ha;

(vii)	sell, license, transfer, exchange or dispose of any existing or future intellectual property of the Corporation or any subsidiary of the Corporation other than in the ordinary course of business; and

(viii)	Change the principal business of the Corporation unless it is within the biotechnology industry (reagents, devices, diagnostics, therapeutics, etc.)

10. Amendments. Notwithstanding any provisions set out herein, any amendments of the provisions of this ARTICLE V shall be approved in accordance with the protective provisions provided in Section 9(a). The terms, rights, preferences, privileges and restrictions of any new series of the preferred stock to be issued by the Corporation shall be incorporated into this Amended and Restated Certificate of Incorporation by adding a new article rather than by making amendments to this ARTICLE V.

11. Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

18.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. In the event the Corporation

19.

mergers with another entity and is not the surviving legal entity, or transfers all of its assets, the Corporation shall require the successor of the Corporation to assume any of the Corporation’s obligations with respect to indemnification of any director, officer, employee or agent of the Corporation to the extent the Corporation is unable to fulfill such obligations.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

To the fullest extent permitted by the Delaware General Corporation Law, the Corporation renounces any interest or expectancy of the Corporation in or in being offered an opportunity to participate in, any business ventures or business opportunities of any nature and description, independently or with others and whether or not competitive with, related to or in any manner connected with the business of the Corporation, that are presented to the Series C Designee and the Series D Designee or any of the Series C Designee and the Series D Designee’s respective affiliates, unless such opportunity is presented to the Series C Designee and the Series D Designee in writing expressly and solely in the Series C Designee and the Series D Designee’s capacity as a director of the Corporation. Without limiting the generality of the foregoing, to the fullest extent permitted by law, the Series C Designee and/or the Series D Designee shall have no obligation to offer any interest in any such business venture or business opportunity to the Corporation or otherwise account to the Corporation in respect of any such business venture or business opportunity. For the avoidance of doubt, nothing in this Article XII shall limit or otherwise modify the duties of any officer to the Corporation set forth under this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, any agreement between the Corporation and such officer, or applicable law.

20.